PARAMOUNT COMMUNICATIONS INC.

                                                               NEWS

  FOR IMMEDIATE RELEASE                            January 21, 1994

  NEW YORK, Jan. 21 -- Paramount Communications Inc. (NYSE:PCI) announced today that its Board of Directors has unanimously recommended that Paramount's stockholders accept the revised tender offer by Viacom Inc. and tender their shares pursuant to that offer. Paramount also announced that, under the terms of the bidding procedures initiated by the Board, the Company will enter into a previously negotiated merger agreement with Viacom, which will reflect the financial terms of the revised Viacom proposal. Paramount also said that it will withdraw its recommendation of the QVC offer and will terminate its existing merger agreement with QVC. As is also the case with Viacom, QVC continues to be bound by the bidding procedures established by the Paramount Board.

       Martin S. Davis, chairman and chief executive officer of Paramount Communications, said, "the Board determined, following an analysis from its financial and legal advisors, that the aggregate consideration offered in the Viacom offer and its second step merger, taken together, represent the best value available to Paramount stockholders at this time."

       Mr. Davis further stated that, "the Board is committed to obtaining the best value for stockholders and, as contemplated by the bidding procedures, is prepared to revisit today's recommendation if further bids are received. The bidding procedures," he added, "have from the beginning functioned fairly and smoothly and have resulted in material improvements in value for the Paramount stockholders. Consistent with that objective, the procedures will continue to enable bidders to increase existing bids through the end of the bidding process on February 1."

       Mr. Davis emphasized that "the bidding procedures ensure that the decision of Paramount's stockholders in tendering their shares to either Viacom or QVC will ultimately determine the winning bidder."

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  Contact:  Jerry Sherman                      Jeffrey Z. Taufield
            Paramount Communications Inc.      Kekst and Company
            (212) 373-8725                     (212) 593-2655

            Carl D. Folta
            Paramount Communications Inc.
            (212) 373-8530